Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT GAMIDA CELL’S PHASE 3 STUDY

OF NICORD FOR BLOOD CANCERS IS NOW ENROLLING

Tel Aviv, Israel, December 12, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by Gamida Cell Ltd. ("Gamida Cell"), an indirect associate of the Company, that Gamida Cell has been cleared by the U.S. Food and Drug Administration to begin enrolling for the Phase 3, international, multicenter trial of Gamida Cell's NiCord® for patients with high risk hematological malignancies (blood cancers) (the "Trial"). In addition, Gamida Cell has informed the Company that clearance to begin enrolling for the NiCord study has also been received for an additional European territory.

The Trial is planned to be a randomized-controlled study comparing transplantation of NiCord to that of un-manipulated umbilical cord blood. A total of 120 patients will be enrolled at transplantation centers throughout the US and Europe. Gamida Cell estimates that patient recruitment will take approximately two years to complete. The primary endpoint of the study is to examine the time from transplant to engraftment of neutrophils.

As of today, the development of NiCord remains at the clinical stage of development.

Gamida Cell develops cellular and immune therapies for the treatment of cancer and orphan genetic diseases. Gamida Cell's lead pipeline products are in clinical development as alternative therapeutic treatments for many patients indicated for bone marrow transplant, but who cannot find the necessary fully matched donor. These include NiCord for blood cancers and CordIn for sickle cell disease and thalassemia.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (85.6% on a fully diluted basis) which, in turn, holds approximately 25% of the share capital in Gamida (22.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com